UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42277

Global Engine Group Holding Limited

(Translation of registrant’s name into English)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on February 3, 2026 (Registration No. 333-293151) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 6, 2026, Global Engine Group Holding Limited (the “Company”) issued a press release announcing a share consolidation of the Company’s ordinary shares at a ratio of one-for-ten effective on October 8, 2026 (the “Share Consolidation”).

Beginning with the opening of trading on October 8, 2026, the Company’s Class A ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “GLE”, but under a new CUSIP number of G39711117. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every ten (10) Class A ordinary shares with a par value of US$0.0000625 each will be consolidated into one (1) Class A ordinary share with a par value of US$0.000625 each, and every ten (10) Class B ordinary shares with a par value of US$0.0000625 each will be consolidated into one (1) Class B ordinary share with a par value of US$0.000625 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. Immediately prior to the Share Consolidation, the Company has a total of 16,060,000 Class A ordinary shares and 4,640,000 Class B ordinary shares issued and outstanding, respectively. As a result of the Share Consolidation, the Company will have approximately 1,606,000 Class A ordinary shares and 464,000 Class B ordinary shares issued and outstanding, respectively, subject to the rounding up of any fractional shares. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on August 5, 2026. The Company has elected to follow home country practice in lieu of the shareholder approval requirements of Nasdaq Marketplace Rule 5635 in connection with the Share Consolidation. Accordingly, no shareholder approval of the Share Consolidation was required.

A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Form 6-K, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly stated by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2026	Global Engine Group Holding Limited

	By:	/s/ Andrew, LEE Yat Lung
Andrew, LEE Yat Lung
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated October 6, 2026

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